UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 9)

Biostage, Inc.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

09074M 202

(CUSIP Number)

Josef Volman, Esq.
Burns & Levinson LLP

125 High Street

Boston, MA 02110

(617) 345-3000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 1, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 09074M 202	13D	Page 1 of 6

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). DST Capital LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2 (e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Massachusetts

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 3,650,000 shares of common stock 332,000 shares of common stock issuable upon exercise of warrants (See Item 5)*
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 3,650,000 shares of common stock 332,000 shares of common stock issuable upon exercise of warrants (See Item 5)*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,650,000 shares of common stock 332,000 shares of common stock issuable upon exercise of warrants (See Item 5)*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES --
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 34.19% (See Item 5)*
14	TYPE OF REPORTING PERSON OO

 *As more fully described in Item 5, 325,000 of the warrants are subject to a 4.99% blocker, and the percentage set forth in row (13) gives effect to such blockers. However, as more fully described in Item 5, the securities reported in rows (8), (10) and (11) show the number of shares of common stock that would be issuable upon full exercise of such reported securities and do not give effect to such blockers. Therefore, the actual number of shares of common stock beneficially owned by such reporting person, after giving effect to such blockers, is less than the number of securities reported in rows (8), (10) and (11).

CUSIP No. 09074M 202	13D	Page 2 of 6

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Bin Zhao
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2 (e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 30,722 shares of common stock
	8	SHARED VOTING POWER 3,650,000 shares of common stock 332,000 shares of common stock issuable upon exercise of warrants (See Item 5)*
	9	SOLE DISPOSITIVE POWER 30,722 shares of common stock
	10	SHARED DISPOSITIVE POWER 3,650,000 shares of common stock 332,000 shares of common stock issuable upon exercise of warrants (See Item 5)*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,680,722 shares of common stock 332,000 shares of common stock issuable upon exercise of warrants (See Item 5)*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES --
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 34.48% (See Item 5)*
14	TYPE OF REPORTING PERSON IN

*As more fully described in Item 5, 325,000 of the warrants are subject to a 4.99% blocker, and the percentage set forth in row (13) gives effect to such blockers. However, as more fully described in Item 5, the securities reported in rows (8), (10) and (11) show the number of shares of common stock that would be issuable upon full exercise of such reported securities and do not give effect to such blockers. Therefore, the actual number of shares of common stock beneficially owned by such reporting person, after giving effect to such blockers, is less than the number of securities reported in rows (8), (10) and (11).

CUSIP No. 09074M 202	13D	Page 3 of 6

Item 1.	Security and Issuer.

This Amendment No. 9 amends and supplements the statement on Schedule 13D originally filed with the SEC by DST Capital LLC, Polyvia LLC, Jing Chen, Jiong Shao, and Bin Zhao on January 10, 2018 (the “Original 13D”), as amended by Amendment No. 1 on July 6, 2018, Amendment No. 2 on February 20, 2019, Amendment No. 3 on May 13, 2019 that disclaimed and evidenced the termination of any joint filing arrangement or agreement with respect to reporting persons included in the Original Schedule 13D other than DST Capital LLC and Bin Zhao, Amendment No. 4 on September 5, 2019, Amendment No. 5 on December 19, 2019, Amendment No. 6 on April 23, 2020, Amendment No. 7 on September 16, 2020 and Amendment No. 8 on June 23, 2021 (“Amendment No. 8”), and relates to the common stock, $0.01 par value (the “Common Stock”) of Biostage, Inc. (the “Issuer”), having its principal executive office at 84 October Hill Road, Suite 11, Holliston, MA 01746.

This Amendment No. 9 is being filed to update the number and percentage of Common Stock of the Issuer beneficially owned by DST Capital LLC as a result of the acquisition by DST Capital LLC from the Issuer in a private placement of 500,000 shares of the Issuer’s Common Stock and a warrant to purchase up to 250,000 shares of the Issuer’s Common Stock. Except as specifically provided herein, this Amendment No. 9 does not modify any of the information previously reported on the Original Schedule 13D, as amended. Unless otherwise indicated, each capitalized term used by not defined herein shall have the meaning assigned to such term in the Original Schedule 13D, as amended.

Item 2.	Identity and Background.

Item 2 is hereby amended and supplemented as follows:

(a)	This statement is being filed by DST Capital LLC, a Massachusetts limited liability company and Bin Zhao, an individual and the owner of DST Capital, LLC with voting and investment power with respect to that entity.

(b)	The address of the principal business office of each Reporting Person is c/o Biostage, Inc., 84 October Hill Road, Suite 11, Holliston, MA 01746.

(c)	The principal business of DST Capital LLC is to make, hold, and dispose of equity and equity related investments. The present principal occupation of Bin Zhao is to make, hold, and dispose of equity and equity related investments.

(d)	During the five years prior to the date hereof, neither DST Capital LLC nor Bin Zhao has been convicted in a criminal proceeding.

(e)	During the five years prior to the date hereof, neither DST Capital LLC nor Bin Zhao has been a party to a civil proceeding ending in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	DST Capital LLC is a limited liability company formed in Massachusetts. Bin Zhao is a Chinese citizen.

CUSIP No. 09074M 202	13D	Page 4 of 6

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended to add the following:

On September 1, 2021, the Issuer and DST Capital LLC entered into a securities purchase agreement (the “Purchase Agreement”) pursuant to which DST Capital LLC acquired from the Issuer in a private placement: (i) 500,000 shares of the Issuer's Common Stock (the “Shares”); and (ii) warrants to purchase up to 250,000 shares of Common Stock with an exercise price of $2.00 per share (the “Warrants”). The aggregate subscription amount paid by DST Capital LLC for the Shares and Warrants acquired by it pursuant to the Purchase Agreement was $1,000,000.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended and supplemented as follows:

Pursuant to the Private Placement described in Item 3 above, the Reporting Persons acquired a majority of the voting power of the Issuer at the time of such issuance, and have nominated a majority of the members of the Issuer’s board of directors. The Reporting Persons, together with the Issuer, intend to establish a Chinese subsidiary of the Issuer to potentially access the Chinese market for the Issuer’s product candidates. The Reporting Persons acquired the securities for strategic investment purposes. Depending on market conditions, their continuing evaluation of the business and prospects of the Issuer and other factors, the Reporting Persons may dispose of or acquire additional shares of the Issuer, including by the exercise of outstanding warrants or additional capital investments or otherwise.

Except as set forth above, none of the Reporting Persons have any present plans which relate to or would result in:

(a)	The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)	A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)	Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	Any material change in the present capitalization or dividend policy of the Issuer;

(f)	Any other material change in the Issuer’s business or corporate structure;

(g)	Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)	Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

(j)	Any action similar to any of those enumerated above.

CUSIP No. 09074M 202	13D	Page 5 of 6

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended to add the following:

(a)	DST Capital LLC and Bin Zhao are the record owners of the securities set forth on each such Reporting Person’s respective cover sheet. The percentage of outstanding Common Stock which may be deemed to be beneficially owned by each Reporting Person is set forth on Line 13 of such Reporting Person’s cover sheet. Such percentage was calculated based on 10,695,407 shares, which is comprised of 9,688,407 shares of Common Stock outstanding as of August 13, 2021, as reported on the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August, 2021; 500,000 shares of Common Stock purchased by DST Capital LLC as disclosed in Item 3 herein; 7,000 shares of Common Stock underlying warrants held by DST Capital LLC that are currently exercisable; and 500,000 shares of Common Stock purchased by one other purchaser in a private placement concurrently with the private placement disclosed in Item 3 herein. Pursuant to the terms of 325,000 of the warrants held by DST Capital LLC (the “Blocker Warrants”), the Reporting Persons cannot exercise the Blocker Warrants to the extent the Reporting Persons would beneficially own, after any such exercise, more than 4.99% of the outstanding shares of Common Stock (the “Blockers”), and the percentage set forth in Row 11 of the cover page for each Reporting Person gives effect to the Blockers. Consequently, as of the date of the event which requires the filing of this statement, the Reporting Persons were not able to exercise any of the Blocker Warrants due to the Blockers. DST Capital LLC and the Issuer may agree in the future to amend the Blocker Warrants to modify or eliminate the Blockers.

(b)	Regarding the number of shares as to which such person has:

(i)	sole power to vote or to direct the vote: See line 7 of the cover sheets

(ii)	shared power to vote or to direct the vote: See line 8 of the cover sheets

(iii)	sole power to dispose or to direct the disposition: See line 9 of the cover sheets

(iv)	shared power to dispose or to direct the disposition: See line 10 of the cover sheets

(c)	Except as set forth in Item 3 above, none of the Reporting Persons has effected any transaction in the Common Stock during the last 60 days.

(d)	No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, securities beneficially owned by any of the Reporting Persons.

(e)	Not applicable.

Item 7.	Material to be Filed as Exhibits.

None.

CUSIP No. 09074M 202	13D	Page 6 of 6

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: September 9, 2021

DST CAPITAL LLC

By:	/s/ Bin Zhao
Bin Zhao, Owner

/s/ Bin Zhao
Bin Zhao